UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B Common Stock, par value, $0.1667 per share

(Title of Class of Securities)

084670 20 7

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Irene Song, Esq.
Preston Gates & Ellis LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,500(1)

	8.	Shared Voting Power 500,000(2)

	9.	Sole Dispositive Power 130,500(1)

	10.	Shared Dispositive Power 500,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,500(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

(1) William H. Gates III (“Gates”) holds 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company of which Gates is the sole member.  Each Class A Share is convertible, at the option of the holder, into thirty shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Gates into 9,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 121,500 Class B Shares.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Class A Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Class A Shares beneficially owned by Cascade and Mr. Gates.

(2) On August 24, 2006, the Bill & Melinda Gates Foundation (the “Foundation”) received 500,000 Class B Shares as a gift from Warren E. Buffett.  For purposes of Rule 13d–3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by the Foundation may be deemed to be beneficially owned by Gates and Melinda French Gates as Co–Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co–Trustees of the Foundation, in respect of the Class B Shares owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 121,500(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 121,500(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .9%

14.	Type of Reporting Person (See Instructions) OO

(1)  Cascade Investment, L.L.C. (“Cascade”) owns 4,050 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”).  All Class A Shares held by Cascade may be deemed to be beneficially owned by William H. Gates III (“Gates”) as the sole member of Cascade.  Each Class A Share is convertible, at the option of the holder, into thirty shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 4,050 Class A Shares held by Cascade into 121,500 Class B Shares.   Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Class A Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Class A Shares beneficially owned by Cascade and Mr. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 500,000(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 500,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) OO

(1)  On August 24, 2006, the Bill & Melinda Gates Foundation (the “Foundation”) received 500,000 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”) as a gift from Warren E. Buffett.  For purposes of Rule 13d–3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co–Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co–Trustees of the Foundation, in respect of the Class B Shares owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 500,000(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 500,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) IN

(1)  On August 24, 2006, the Bill & Melinda Gates Foundation (the “Foundation”) received 500,000 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”) as a gift from Warren E. Buffett.  For purposes of Rule 13d–3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co–Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co–Trustees of the Foundation, in respect of the Class B Shares owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

Item 1.	Security and Issuer

This statement relates to the shares of Class B common stock, $0.1667 par value (the “Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1440 Kiewit Plaza, Omaha, Nebraska  68131.

Item 2.	Identity and Background

(a)  This Statement is being filed jointly by William H. Gates III, Melinda French Gates, the Bill & Melinda Gates Foundation (“Foundation”) and Cascade Investment, L.L.C. (“Cascade”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Foundation or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that Cascade, the Foundation and Mr. and Mrs. Gates constitute a “group” for any purpose.

(b)-(c)  William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade and a Co-Trustee of the Foundation.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.  Mr. Gates also currently serves on the Issuer’s board of directors.

Melinda French Gates, a natural person, is a Co-Trustee of the Foundation.  The address of her principal office and principal place of business as a Co-Trustee of the Foundation is 1551 Eastlake Avenue E., Seattle, Washington 98102.

The Foundation is a charitable trust established under the laws of the State of Washington.  The Foundation’s mission is to reduce inequities and improve lives around the world.  In developing countries, it focuses on improving health, reducing extreme poverty, and increasing access to technology in public libraries.  In the United States, the Foundation seeks to ensure that all people have access to a great education and to technology in public libraries.  In its local region, it focuses on improving the lives of low-income families.  The address of the Foundation’s principal place of business and principal office is 1551 Eastlake Avenue E., Seattle, Washington 98102.

Cascade is a limited liability company organized under the laws of the State of Washington.  Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

The trustees of the Foundation are set forth on Exhibit 99.2, which is attached hereto and incorporated herein by reference.  Exhibit 99.2 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibits 99.1 or 99.2  has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. and Mrs. Gates are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Gates holds 300 shares of the Issuer’s Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade.  These Class A Shares were purchased using the personal funds of Mr. Gates.  Neither Cascade nor Mr. Gates purchased any Class A Shares with borrowed funds.

The Foundation received its Class B Shares on August 24, 2006, as a gift from Warren E. Buffett.
Item 4.	Purpose of Transaction

Cascade and Mr. Gates acquired the Class A Shares owned by them for investment purposes only.  The Foundation acquired its Class B Shares as a gift from Warren E. Buffett for the purpose of increasing the amount that the Foundation can give annually to accomplish its charitable purposes.

The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) continuing to hold the Class A Shares or Class B Shares for investment; (ii) disposing of all or a portion of the Class A Shares or Class B Shares in open market sales or in privately-negotiated transactions; (iii) acquiring additional Class A Shares or Class B Shares in the open market or in privately-negotiated transactions; or (iv) entering into hedging transactions with respect to the Class A Shares or Class B Shares.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including, without limitation, the market price of the Class A Shares and Class B Shares and the Issuer’s prospects.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor Cascade’s Business Manager has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons and Cascade’s Business Manager reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer
(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Class B Shares beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On August 24, 2006, the Foundation received 500,000 Class B Shares as a gift from Warren E. Buffett. The closing price per share of the Class B Shares on August 24, 2006, was $3,208.00.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 26, 2006, Warren E. Buffett sent a letter to the Foundation in which Mr. Buffett committed to make annual gifts of Class B Shares to the Foundation on the terms set forth in the letter.  A copy of the June 26 letter is incorporated herein by reference as Exhibit 99.3.

Except as set forth above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.
Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	List of each executive officer, director or person controlling Cascade Investment, L.L.C.
99.2	List of each Co-Trustee of the Bill & Melinda Gates Foundation.
99.3	Letter dated June 26, 2006 from Warren E. Buffett to the Bill & Melinda Gates Foundation (incorporated herein by reference to Exhibit 1 to Warren E. Buffett’s Schedule 13D/A filed on June 27, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2006

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

BILL & MELINDA GATES FOUNDATION

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney–in–fact for each of the Co– Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson (1) (2)
	Title:	Attorney–in–fact

MELINDA FRENCH GATES

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney–in–fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: August 24, 2006

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

BILL & MELINDA GATES FOUNDATION

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney–in–fact for each of the Co– Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson (1) (2)
	Title:	Attorney–in–fact

MELINDA FRENCH GATES

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney–in–fact

(1)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney–in–fact, dated February 4, 2005, by and on behalf of William H. Gates III and Melinda French Gates, as Co–Trustees, filed as Exhibit 99.2 to Cascade Investment, L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005–48661, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.